Filed pursuant to Rule 424(b)(3)
Registration No. 333-183837

PROSPECTUS

PALATIN TECHNOLOGIES, INC.

4B Cedar Brook Drive
Cranbury, New Jersey 08512
(609) 495-2200

35,861,151 shares of common stock

Selling stockholders identified in this prospectus may sell up to 35,861,151 shares of common stock of Palatin Technologies, Inc. We will not receive any proceeds from the sale of these shares.

The selling stockholders may sell shares from time to time through public or private transactions on or off the NYSE MKT at prevailing market prices or at privately negotiated prices. The selling stockholders have sole discretion as to whether and on what terms to sell their shares.  The registration of the shares covered by this prospectus does not necessarily mean that any or all of the shares will be offered or sold by the selling stockholders.

Our common stock is listed on the NYSE MKT (formerly NYSE Amex) exchange under the symbol “PTN.” On September 25, 2012, the closing price of our common stock was $0.70 per share.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 26, 2012

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus, the prospectus supplement and the documents incorporated by reference. In this prospectus, references to “we,” “our,” “us,” the “Company” or “Palatin” means Palatin Technologies, Inc. and its subsidiary.

Palatin’s Business

We are a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Our programs are based on molecules that modulate the activity of the melanocortin and natriuretic peptide receptor systems. Our primary product in clinical development is bremelanotide for the treatment of female sexual dysfunction (FSD). In addition, we have drug candidates or development programs for obesity, erectile dysfunction, pulmonary diseases, cardiovascular diseases and inflammatory diseases.

The following drug development programs are actively under development:

•	Bremelanotide, a peptide melanocortin receptor agonist, for treatment of FSD. This drug candidate is in Phase 2B clinical trials.

•	Melanocortin receptor-based compounds for treatment of obesity, under development by AstraZeneca AB (AstraZeneca) pursuant to our research collaboration and license agreement.

•	PL-3994, a peptide mimetic natriuretic peptide receptor A (NPR-A) agonist, for treatment of cardiovascular and pulmonary indications.

The following chart shows the status of our drug development programs.

We have initiated preclinical studies with new peptide drug candidates for a number of indications, primarily inflammatory disease related, and are continuing preclinical development with a next generation peptide for FSD and erectile dysfunction.

On July 3, 2012, we closed on a private placement of 3,873,000 shares of our common stock, Series A 2012 warrants to purchase up to 31,988,151 shares of our common stock, and Series B 2012 warrants to purchase up to 35,488,380 shares of our common stock. The 35,861,151 shares of our common stock included in this prospectus consists of the 3,873,000 shares sold in the private placement and 31,988,151 shares issuable on exercise of the Series A 2012 warrants sold in the private placement. Aggregate gross proceeds to us were $35,000,000, with net proceeds, after deducting estimated offering expenses, of approximately $34,500,000. The Series B 2012 warrants are exercisable only if our stockholders increase the number of our authorized shares of common stock, and we have certain contractual obligations in the event that the number of our authorized shares of common stock is not increased by specified dates. See “Risks Related to the Offering” below.

Key elements of our business strategy include: using our technology and expertise to develop and commercialize innovative therapeutic products; entering into alliances and partnerships with pharmaceutical companies to facilitate the development, manufacture, marketing, sale and distribution of product candidates that we are developing; and, partially funding our product development programs with the cash flow generated from our license agreement with AstraZeneca and any other companies.

We incorporated in Delaware in 1986 and commenced operations in the biopharmaceutical area in 1996. Our corporate offices are located at 4B Cedar Brook Drive, Cranbury, New Jersey 08512 and our telephone number is (609) 495-2200. We maintain an Internet site at http://www.palatin.com, where among other things, we make available free of charge on and through this website our Forms 3, 4 and 5, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) and Section 16 of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the “SEC”). Our website and the information contained in it or connected to it are not incorporated into this prospectus.

The Offering

Selling stockholders identified in this prospectus may sell up to 35,861,151 shares of our common stock, $0.01 par value. The selling stockholders may sell their shares according to the plan of distribution described on page 7 of this prospectus. We will not receive any proceeds from the sale of these shares. We have paid certain expenses related to the registration of the common stock.

RISK FACTORS

Investing in our securities involves risks which you should consider carefully. We have set forth below risk factors related specifically to this offering. For risks related to our business operations, see “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2012, and all subsequent reports that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. We have incorporated those reports by reference into this prospectus. See “Incorporation of Information by Reference” and “Where You Can Find More Information” below.

RISKS RELATED TO THE OFFERING

Investors in this offering may suffer immediate dilution.

As of June 30, 2012, we had a net tangible book value of $1.8 million which yields a net tangible book value of $0.05 per share of common stock, assuming the conversion of all then convertible preferred stock and no exercise of any warrants or options. The net tangible book value per share is less than the current market price per share. If you pay more than the net tangible book value per share for stock in this offering, you will suffer immediate dilution.

As of September 25, 2012, there were 59,892,435 shares of common stock underlying outstanding convertible preferred stock, options, restricted stock units and warrants (excluding Series B 2012 warrants – see the paragraph below the bullet list). Stockholders may experience dilution from the conversion of preferred stock, exercise of outstanding options and warrants and vesting of restricted stock units.

As of September 25, 2012, holders of our outstanding dilutive securities had the right to acquire the following amounts of underlying common stock:

•	52,834 shares issuable on the conversion of immediately convertible Series A Convertible preferred stock, subject to adjustment, for no further consideration;

•	2,758,633 shares issuable on the exercise of stock options, at exercise prices ranging from $0.65 to $42.10 per share;

•	472,500 shares issuable under restricted stock units which vest on dates between June 22, 2013 and July 17, 2014, subject to the fulfillment of service conditions; and

•
56,608,468 shares issuable on the exercise of warrants at exercise prices ranging from $0.01 to $4.12 per share (including 31,988,151 shares offered under this prospectus, issuable on the exercise of Series A 2012 warrants).

In addition to the securities listed above, we have issued Series B 2012 warrants to purchase up to 35,488,380 shares of common stock at $0.01 per share. These warrants will not be exercisable unless and until we increase our authorized capital (the maximum number of shares of common stock that we can issue). We have called a special meeting of stockholders for September 27, 2012 to vote on approving an increase. If the stockholders approve the increase, then the Series B 2012 warrants will become exercisable. In that case, a total of 95,380,815 shares will be issuable on conversion, exercise or vesting of these dilutive securities.

If the holders convert, exercise or receive these securities, or similar dilutive securities we may issue in the future, stockholders may experience dilution in the net tangible book value of their common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale substantially all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, which could result in significant downward pressure on our stock price.

We expect to sell additional equity securities, which will cause dilution.

We expect to sell additional equity securities, and may sell additional securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing stockholders, possibly reducing the value of their investment.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, and the information incorporated by reference, contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risk and uncertainties. Any statements contained in this prospectus that are not statements of historical fact may be forward-looking statements. When we use the words “anticipate,” “plan,” “expect” and similar expressions, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. These factors include, among others:

•	current or future financial performance,
•	management’s plans and objectives for future operations,
•	ability to raise capital or repay debt, if required,
•	uncertainties associated with product research and development,
•	clinical trials and results,
•	uncertainties associated with dependence upon the actions of our collaborators and of government regulatory agencies,
•	product plans and performance,
•	management’s assessment of market factors, and
•	statements regarding our strategy and plans and those of our strategic partners.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from our historical results or from any results expressed or implied by forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified under the caption “Risk Factors,” and in our other SEC filings. The statements we make in this prospectus are as of the date of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by law, we do not intend to update any of the forward-looking statements for any reason after the date of this prospectus to conform such statements to actual results or if new information becomes available.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of stock under this prospectus. The selling stockholders will receive any and all proceeds from the sale of stock under this prospectus. See “Selling Stockholders” and “Plan of Distribution” below.

SELLING STOCKHOLDERS

Pursuant to a registration rights agreement between us and selling stockholders, we are required to use our reasonable best efforts to register the selling stockholders’ shares issued in our 2012 private placement and shares issuable on exercise of the selling stockholders’ Series A 2012 warrants on a shelf registration statement. The registration statement containing this prospectus will satisfy our obligations to register these shares. Except for the acquisition of the securities issued in our 2012 private placement, the selling stockholders have not had any material relationship with us within the past three years.

This prospectus covers the selling stockholders’ offers and sales of the following shares of common stock:

•	3,873,000 shares issued on July 3, 2012, pursuant to our 2012 private offering of stock and warrants.

•	31,988,151 shares underlying Series A 2012 ten-year warrants issued on July 3, 2012, pursuant to our 2012 private offering of stock and warrants, with an exercise price of $0.01 per share.

The following table sets forth the names of the selling stockholders, their current beneficial ownership of our securities (but see the limitation on exercise described in the footnotes below), the number of shares offered for each stockholder's account, and the amount and percentage of their beneficial ownership after this offering, assuming that the selling stockholders were to exercise (subject to the limitation on exercise described in the footnotes to this table) all of their Series A 2012 warrants in full and sell all of the offered shares. The selling stockholders may from time to time offer and sell any or all of the shares pursuant to this prospectus. Because the selling stockholders are not obligated to sell the shares, we cannot estimate how many shares they will hold upon consummation of any such sales. “Beneficial ownership” here means direct or indirect voting or investment power over outstanding stock and stock which a person currently has the right to acquire or has the right to acquire within 60 days after the date of this prospectus. It therefore includes stock issuable on exercise of the warrants described above (but see the limitation on exercise described in the footnotes to the table). The information in the table is from the selling stockholders, reports furnished to us under rules of the SEC and our stock ownership records, as of the date of this prospectus. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required.

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering		Shares Offered	Shares Beneficially Owned After the Offering	Percentage of Common Stock Beneficially Owned After the Offering
Quintessence Fund, L.P.	4,024,338	(1)(4)(5)	4,024,338	0	0%
QVT Fund IV LP	4,642,226	(2)(4)(5)	4,642,226	0	0%
QVT Fund V LP	27,194,587	(3)(4)(5)	27,194,587	0	0%

(1)  Includes 3,589,710 shares issuable on exercise of Series A 2012 warrants.

(2)  Includes 4,140,866 shares issuable on exercise of Series A 2012 warrants.

(3)  Includes 24,257,575 shares issuable on exercise of Series A 2012 warrants.

(4)  Exercise of the Series A 2012 warrants is subject to a blocker provision restricting the exercise of the warrants if, as a result of exercise, the beneficial ownership of the holder and its affiliates and any other party that could be deemed to be a group with the holder would exceed 9.99% of the outstanding common stock (as may be adjusted to the extent set forth in the Series A 2012 warrants).  Beneficial ownership in the table above does not exclude Series A 2012 warrants which are not currently exercisable because of that restriction.

(5)  According to a joint Schedule 13G filed on July 10, 2012, QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund IV LP (“Fund IV”), QVT Fund V LP (“Fund V”), and Quintessence Fund L.P. (“Quintessence”). QVT Financial has the power to direct the vote and disposition of the common stock held by Fund IV, Fund V and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Fund IV, Fund V and Quintessence.  QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the shares of common stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of Fund IV, Fund V and Quintessence, may be deemed to beneficially own the shares of common stock beneficially owned by Fund IV, Fund V and Quintessence.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on the NYSE MKT or any other stock exchange, market or trading facility on which the shares are traded or in private transactions from time to time directly or through one or more underwriters, broker-dealers or agents. These sales may be in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending, if necessary, the list of selling stockholder to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses we have incurred incident to the registration of the shares. We have also agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act of 1933 or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933 or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of our common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933).

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the securities covered by this prospectus will be passed upon for us by Thompson Hine LLP, New York, New York.

EXPERTS

The consolidated financial statements of Palatin Technologies, Inc. and subsidiary as of June 30, 2012 and 2011, and for each of the years in the three-year period ended June 30, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the June 30, 2012 consolidated financial statements contains an explanatory paragraph that states that Palatin Technologies, Inc. has incurred recurring net losses and negative cash flows from operations and will require additional financing to continue to fund its planned development activities.  The private placement completed in July 2012 contains certain contractual obligations to redeem certain warrants upon request by the investor at the then fair value of the underlying common stock in the event the number of authorized shares is not increased by June 30, 2013.  These conditions raise substantial doubt about the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INCORPORATION OF INFORMATION BY REFERENCE

We incorporate into this prospectus information contained in documents which we file with the SEC. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	annual report on Form 10-K for the fiscal year ended June 30, 2012, filed with the SEC on September 10, 2012;

•	current report on Form 8-K, filed with the SEC on July 6, 2012; and

•
the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 13, 1999, including any amendment or report for the purpose of updating such description.

We also incorporate by reference any documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering.

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

Stephen T. Wills
Executive Vice President, Chief Financial Officer and Chief Operating Officer
Palatin Technologies, Inc.
4B Cedar Brook Drive
Cranbury, New Jersey 08512
Telephone: (609) 495-2200
Fax: (609) 495-2201

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F St. N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about Palatin on our website at http://www.palatin.com. Information found on our website is not part of this prospectus.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide information other than that provided in this prospectus and any accompanying prospectus supplement. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

35,861,151

shares of

Common Stock

PALATIN TECHNOLOGIES, INC.

PROSPECTUS

September 26, 2012